Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
Commission File No.: 1-33488
This filing, which includes an email from BMO CM News to BMO CM All Users World, dated December 17, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2009 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, Senior Vice-President at 416-867-6656, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

BMO Capital Markets is acting as joint lead financial advisor to BMO Financial Group (“BMO”) on its acquisition of Marshall & Ilsley Corp (“M&I”) for US$4.1 billion in BMO shares. The transaction transforms and strengthens BMO’s U.S. business by increasing scale and providing strong entry into new and attractive markets.
Background on M&I
–	Diversified financial services corporation founded in 1847

–	Headquartered in Milwaukee, Wisconsin

–	US$52 billion in assets

–	#1 bank by deposit market share in Wisconsin

–	AUM of US$33 billion and AUA of US$129 billion

–	374 branches
Strategic Rationale
–	Marshall & Ilsley Corp. (“M&I”) represents an excellent strategic, financial, and cultural fit with BMO

–	Consistent with BMO’s stated objective of expanding its North American banking business in the U.S.

–	Positions the business for growth through exposure to M&I’s multiple markets

–	Delivers compelling transaction economics

–	Capitalizes on opportune economic, regulatory and market environment

–	Combines two organizations with strong customer focus

–	Consistent values, vision and culture
Transaction Details
–	100% stock consideration of 0.1257 BMO shares for each outstanding share of M&I

–	Implied price of US$7.75 and premium of 34% to M&I close on December 16, 2010

–	BMO will repay TARP obligations of US$1.7 billion

–	BMO intends to issue ~C$800 million of common equity prior to transaction close (estimated Fiscal Q3 2011) to maintain strong capital ratios

–	Transaction IRR > 15%; accretive to cash EPS in Year 2 (2013); attractive valuation multiples

–	Pro forma regulatory capital ratios remain strong; pro forma Q4 2010 common equity ratio of 6.7% assuming full implementation of Basel III 2019 rules

–	Estimated synergies of ~C$250 million

–	Credit risks thoroughly analyzed, identified, well-understood and risks prudently provided for

–	BMO Capital Markets acted as joint lead financial advisor to BMO Financial Group with JPMorgan
Please contact any member of the deal team with any questions:
Tom Milroy – 416.359.6793
Andre Hidi – 416.359.4744
Brad Hardie – 416.359.5614
Ariel Walsh – 416.359.8137
Dmitry Sokolsky – 416.359.6158
Andrew Lee – 416.359.5990
Alex Tong – 416.359.4619